Exhibit 10.2

Written Description of

2016 Executive Incentive Compensation Annual Plan -

Chief Lending Officer

The following is a description of the material terms of the 2016 Executive Incentive Compensation Annual Plan (the “Plan”) that was adopted by the Compensation Committee (the “Committee”) of the Board of Directors of Guaranty Federal Bancshares, Inc. (the “Company”) with respect to the bonus payable to H. Charles Puls, the Company’s Chief Lending Officer (the "Executive"), for 2016:

The Plan will pay a maximum of $42,500 of which one hundred-percent (100%) of the bonus amount will be paid in cash. There are three possible levels of incentive awards: threshold (25%); target (50%); and maximum (100%). For any bonus amount to be paid, the threshold level of performance must be achieved. The bonus amount will be prorated for performance achievements between the threshold and target levels and between the target and maximum levels. The three performance measurements of the Company (and the weight given to each measurement) applicable to each award level are as follows: (i) net loan growth (33.33%), (ii) commercial deposit growth (33.33%), and (iii) pre-tax net income (33.33%). The following minimum criteria must all be satisfied before an award is paid under the Plan: (i) net income of the Company for calendar year 2016 of at least 75% of approved budget to receive full performance incentive and incentive will be reduced by 50% if Company achieves between 50% and 74.99% of budget net income; No incentive will be paid if net income is below 50% of budget; (ii) satisfactory audits as determined by the Board of Directors of the Company after review of findings from regulatory examination reports and applicable audits and reviews; (iii) the Company and Guaranty Bank must maintain capital ratios to meet regulatory “well capitalized” status; (iv) adversely classified assets to tier 1 capital and allowance for loan losses must not exceed 35%; and (v) satisfactory performance appraisal, actively employed by Guaranty Bank, and in good standing at the time the bonus is paid, which will not be prior to the public release of earnings in 2017 for the calendar year 2016. The Board of Directors of the Company retains the right to make the final determination of the bonus payment and amount, if any, and may consider other pertinent facts prior to making an award. All incentive payments shall be subject to the Company’s Compensation Clawback Policy.

The Plan will have a modifier that adjusts incentive awards upward or downward based on GFED’s performance relative to its peer group. The peer group will be a defined group of similar sized Midwestern publicly traded banks as determined by the Company’s compensation consultant. If the weighted average of GFED’s performance in return on average assets, net interest margin and efficiency ratio are at or above the peer group 60th percentile, the executives’ incentive awards will be increased by an additional ten percent of salary. If performance is above the 70th percentile, the awards will be increased by twenty percent of salary. If performance in the same three measurements falls below the 50th percentile, awards will be reduced by ten percent of salary.